Contact

www.linkedin.com/in/stacy-demetri-b95328147 (LinkedIn)

Top Skills

Customer Service
Team Building
Social Media

Stacy Demetri

Created by a Creator to be creative.
United States

Summary

I'm a creative at heart with a passion for marketing, storytelling, and bringing ideas to life. I've planned and executed programs and events that build connection, strengthen community, and create memorable experiences.

I enjoy the full process — from brainstorming and strategy to coordination and delivery. Whether working independently or collaborating with a team, I'm motivated by projects that require both imagination and thoughtful execution.

Experience

RayRok
Matketing
May 2025 - Present (1 year 2 months)

Boss Above Entertainment
Manager
February 2025 - Present (1 year 5 months)

Jason's Wife
Writer
January 2025 - Present (1 year 6 months)

Trades of Hope
Sales Marketing Positions
September 2023 - February 2025 (1 year 6 months)

Monat Global
Market Partner
April 2017 - April 2024 (7 years 1 month)

ACPTA
Reflections Coordinator

2016 - 2017 (1 year)
Austin, Texas

Alliance Entertainment
Owner
1999 - 2004 (5 years)
Austin, Texas

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Education

Art Institute of Philadelphia
Associate's degree, Music & Video Business